SKIN ENHANCEMENT CLINICS AND TECHNOLOGY, INC.
                      620 NEWPORT CENTER DRIVE, SUITE 1100
                        NEWPORT BEACH, CALIFORNIA 92660
                              TEL: (949) 200-4591
-------------------------------------------------------------------------------

                                  June 13, 2005

Mrs. Tamara Brightwell
Mail Stop 05-10
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Judiciary Plaza
Washington, D.C. 20549

 Re:     Skin Enhancement Clinics and Technology, Inc.
         Registration Statement on Form SB-2
         File No.: 333-124444
         Filed on: April 29, 2005

Dear Mrs. Brightwell:

      The undersigned, as President of Skin Enhancement Clinics and Technology, Inc. (the "Company"), hereby informs the Securities and Exchange Commission that the Company has determined that it is no longer in its best interests to proceed with the above-referenced Registration Statement.

      Therefore, the Company hereby requests that the above-referenced Registration Statement be withdrawn, effective immediately, pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"). This will confirm on behalf of the Company that in connection with such Registration Statement, the Company has not offered to sell or sold any securities in violation of the registration provisions of the Securities Act.

      If you should have any questions regarding this request for withdrawal, please contact our legal counsel, Jason Landess, Esq. at (702) 248-8862. Thank you for your courtesy and cooperation in this matter.


Very truly yours,


/s/Bruce Brandt
-------------------------------
Bruce Brandt, President